Exhibit 99 .1

IGI Announces the Launch of Cipher, A Specialty Treaty Reinsurance Platform Focused on Cyber

HAMILTON, Bermuda, September 1, 2026 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC), the international specialty insurance and reinsurance group, today announced the launch of Bermuda-based Cipher Underwriting Ltd. (“Cipher”), a specialty treaty reinsurance managing general agent (MGA) established to provide dedicated cyber treaty underwriting expertise and solutions on a global basis. The commencement of Cipher’s operations remains subject to applicable regulatory approvals, including the registration and licensing of Cipher by the Bermuda Monetary Authority.

Led by reinsurance specialist Ari Chatterjee, Cipher has been created to address the increasing demand for specialty cyber treaty reinsurance capabilities as cyber risk continues to evolve across businesses, economies and critical infrastructure worldwide. Mr. Chatterjee has more than 20 years of industry experience with over a decade of cyber reinsurance experience including setting market standards on data and policy wordings.

The launch of Cipher represents an important milestone in IGI’s strategy to expand its specialty reinsurance capabilities through the development of focused underwriting platforms in attractive and growing markets.

IGI owns a 60% interest in Cipher through its wholly owned subsidiary IGI Managing Agencies Holdings Ltd. (“IGI Managing Agencies”), providing the artificial intelligence (AI)-integrated MGA platform the ability to deploy capital into a diversified worldwide portfolio of specialty reinsurance business. The initial focus of Cipher is to develop a portfolio of cyber treaty business with lead capabilities, targeting high-growth emerging risks within an MGA structure. This platform can be utilized for future growth and diversification opportunities.

IGI President & CEO Waleed Jabsheh said, “This is a significant and exciting development for IGI as we continue to strengthen our specialty reinsurance capabilities and invest in areas of the market where we see strong long-term growth potential. By embedding Cipher within the IGI framework, we achieve immediate product and geographic diversification into non-correlated classes of business.”

“Cyber treaty reinsurance is a highly specialized class requiring deep technical expertise, disciplined underwriting and a thorough understanding of an evolving risk landscape,” Mr. Jabsheh continued. “Ari brings significant experience and leadership within the cyber reinsurance market, and Cipher provides a strong platform from which to build a differentiated and sustainable specialty treaty reinsurance business.”

Mr. Chatterjee added, “We are privileged to partner with IGI in launching Cipher. IGI brings institutional credibility, excellent financial security, strong governance, and an experienced, stable leadership team that will help us capitalize on attractive opportunities and deliver sustainable, risk-adjusted profitability.”

Cipher marks the first venture under the newly formed IGI Managing Agencies, which was established to provide a dedicated platform for strategic partnerships in developing new product lines and incubating teams within an MGA structure.

“At IGI, we are always evaluating opportunities to facilitate profitability driven portfolio diversification in a measured and disciplined manner,” said Mr. Jabsheh. “Our strategy has always been to enter new markets thoughtfully, with the right talent and structure in place. This partnership embodies that approach, giving us access to new opportunities while maintaining the underwriting discipline that has defined IGI for almost 25 years.”

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur, Casablanca, and GIFT City, India, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A” (Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “ability,” “aim,” “focus”, “impact,” “seek,” “strategy,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “commitment,” “able,” “success” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, the benefits expected from the launch of Cipher and the timing of related regulatory approvals, our expectations regarding other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably, and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) risks related to fluctuations in global currencies including the UK Pound Sterling, the Euro, and the U.S. Dollar; (5) the outcome of any legal proceedings that may be instituted against the Company; (6) the effects of the hostilities between Russia and Ukraine, and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the effects of military conflicts in the Middle East, including disruptions in the Strait of Hormuz and the Persian Gulf and the potential disruption of Red Sea international shipping routes; (8) the impact of the tariffs that have been imposed or may be imposed by the U.S. administration; (9) the potential impact of artificial intelligence technologies on the insurance industry and the ability of IGI to effectively deploy AI technologies; (10) the inability to maintain the listing of the Company’s common shares on Nasdaq; and (11) the risk that IGI may not obtain or may experience delays in obtaining regulatory approvals necessary for Cipher to commence operations and that IGI may not achieve the expected benefits from Cipher; and (12) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that it is required by law.

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IGI Investor & Media Contacts:

Robin Sidders, Head of Corporate Relations
Email: robin.sidders@iginsure.com

Ahmad Jabsheh, AVP, Corporate Relations

Email: ahmad.jabsheh@iginsure.com